SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
National Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) No.
02.558.074/0001-73 – State Registration Number (NIRE) 35.3.001.587.9-2
Publicly-held Company with Authorized Capital

NOTICE TO THE SHAREHOLDERS

We hereby inform the shareholders that, regarding the Shareholders Meeting of the Company convened for the date of May 28, 2010, at 2:00 p.m., for the purpose of resolving on the terms and conditions of the Merger of Telemig Celular S.A. into the Company, as described in the Notice of Material Event disclosed on May 11, 2010, the management of the Company determined the postponement thereof to June 1, 2010 at 2:00 p.m., since the operating adjustments for carrying out the transaction are still in course.

We further inform that, on the date hereof, the re-ratification of the Call Notice of such Shareholders Meeting was disclosed, including specific information relating to the new date of the meeting and the subject-matter of which is the same as the agenda of the call notice previously published.

São Paulo, May 21, 2010.

Cristiane Barretto Sales
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.